MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 19, 2017

Angela Mokodean

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       MONEY MARKET OBLIGATIONS TRUST (“Trust” or “Registrant”)

Federated Capital Reserves Fund

Federated Prime Cash Obligations Fund

Advisor Shares

Automated Shares

Class R Shares

Wealth Shares

Service Shares

Cash II Shares

Cash Series Shares

Capital Shares

Trust Shares

(Collectively, “Funds”)

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Ms. Mokodean:

The Registrant is filing this correspondence to respond to your comments provided on September 6, 2017 on its Rule 485(a) Post-Effective Amendment No. 206 and Amendment No. 208, with respect to the Funds, submitted on July 27, 2017.

As stated in the transmittal letter accompanying the Rule 485(a) filing, the Rule 485(a) filing was made to reflect the changes in the investment strategies of the Funds, along with enhanced risk disclosure, that will allow each Fund, each a retail money market fund, to invest up to 25% of their net assets in affiliated institutional prime money market funds, namely the Institutional Shares of Federated Institutional Prime Value Obligations Fund (“PVOF”), an affiliated institutional prime money market fund with a “floating” NAV. PVOF, in turn, invests all or substantially all of its net assets in the Institutional Shares of Federated Institutional Prime Obligations Fund (“POF”), which also is an affiliated institutional prime money market fund with a floating NAV.

The purpose of providing the flexibility for the Funds to invest up to this percentage is to provide the Funds with the potential for greater diversification and a better yield alternative for un-invested cash than otherwise could be available through investment in a government money market fund or repurchase agreement.

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing. Where a comment asks for revised disclosure, or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Federated Capital Reserves Fund and Federated Prime Cash Obligations Fund – Prospectus

Comment 2. With respect to Footnote 2 in the “Risk/Return Summary: Fees and Expenses,” tables, please confirm if the adviser or its affiliates has a recoupment program to recoup waived fees and/or reimbursed expenses. If so, please disclose the terms of the recoupment arrangement.

Response: The Registrant confirms that the Fund does not have a recoupment program in which the investment adviser of the Fund has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

Comment 3. We note the following disclosure under Footnote 2 in the “Risk/Return Summary: Fees and Expenses”:

“To the extent the Fund invests its assets in an affiliated fund, the fees and expenses shown in the table above and the Example that follows include fees and expenses of the underlying affiliated fund. The underlying affiliated fund may, in turn, invest all or substantially all of its assets in another affiliated fund. The Fund’s proportional share of the fees and expenses of the affiliated funds (including management fees) is reflected in the table above as Acquired Fund Fees and Expenses. In order to avoid charging duplicative fees, the Adviser will waive and/or reimburse the Fund’s Management Fee with respect to the amount of its net assets invested in the affiliated fund. The Adviser will also waive and/or reimburse the Fund’s Management Fee and other expenses in an amount equal to the currently effective Fee Limit.”

Please explain if the fees and expenses described above are subject to the same terms as described in Footnote 2 to the fee table. If so, please make that fact more clear. In addition, please consider moving this discussion to a separate section of the Prospectus since this disclosure is neither permitted nor required by Item 3 of Form N-1A.

Response: The waiver discussed in the disclosure excerpted by the Staff above is separate and apart from, and designed to work in conjunction with, the Fee Limit as discussed in Footnote 2 of the “Risk/Return Summary: Fees and Expenses” section. As a general matter, and in accordance with the requirements of Instruction 3(e) of Form N-1A, the Funds’ Adviser has voluntarily agreed to limit the total annual expenses for each respective class to the amounts as stated in Footnote 2. Separately, to the extent that either of the Funds invests in the shares of another, affiliated money market fund pursuant to Rule 12d1-1 under the Investment Company Act of 1940, as amended (“1940 Act”), the Advisers will also waive its fees as required by that Rule and the Staff’s interpretations thereof.

Section 12(d)(1)(A) of the 1940 Act generally prohibits a fund from acquiring more than 3% of a registered fund’s outstanding voting stock, investing more than 5% of its total assets in a given registered fund, and investing more than 10% of its total assets in registered funds in the aggregate. Similarly, Section 12(d)(1)(B) contains prohibitions on the sale by mutual funds of their shares to other funds. Rule 12d1-1 permits all funds to invest unlimited amounts of cash in registered and unregistered money market funds (whether or not affiliated) under specified conditions, including that the Funds shall not pay any administrative fee (which is defined to include sales charges, 12b-1 fees and/or services fees). Although Rule 12d1-1 does not expressly limit advisory fees or require boards of directors to find that investors are not paying duplicative advisory fees for the same service, in guidance provided by the Staff in the adopting release for the rule, it is noted, in the case of duplicative services, that the adviser’s fiduciary duty would require an acquiring fund’s adviser “to reduce its fee by the amount that represents compensation for the services performed” by the other fund’s adviser. See Fund of Fund Investments, Investment Company Release No. 27399, 15, n. 52, (June 20, 2006).

Given the above, the Funds will waive any administrative and/or management fees required as the result of the Funds’ investment in other money market funds pursuant to Rule 12d1-1. In response to the Staff’s comment, the Registrant will make the following changes to disclosure (additions underlined, deletions stricken):

“To the extent the Fund invests its assets in an affiliated fund pursuant to Rule 12d1-1 under the Investment Company Act of 1940, as amended (“1940 Act”), the fees and expenses shown in the table above and the Example that follows include fees and expenses of the underlying affiliated fund. The underlying affiliated fund may, in turn, invest all or substantially all of its assets in another affiliated fund. The Fund’s proportional share of the fees and expenses of the affiliated funds (including management fees) is reflected in the table above as Acquired Fund Fees and Expenses. Therefore, in order to comply with the Fee Limit as disclosed in Footnote 2 above, and in order to avoid charging duplicative fees, the Adviser will waive and/or reimburse the Fund’s Management Fee with respect to the amount of its net assets invested in the affiliated fund, as required by Rule 12d1-1. ~~The Adviser will also waive and/or reimburse the Fund’s Management Fee and other expenses in an amount equal to the currently effective Fee Limit.~~”

Comment 4. Fees & Gates Risk – In your response to Item 9, we note that you also disclose risks associated with Fund investments in other money market funds when other money market funds impose liquidity fees and/or redemption gates. Consider whether this is a principal risk that should be disclosed in the Summary Section of the Prospectus in your response to Item 4.

Response: In response to the Staff’s comment, the Registrant will amend its disclosure such that the “Fees & Gates Risk” disclosure contained in Item 4 will mirror that contained in Item 9.

Comment 5. In regard to the Risk/Return Bar Chart and the notation that it will be updated by amendment, please confirm the following in correspondence:

-	Update the bar chart to provide information through the calendar period ending 12/31/16;
-	Update the footnote to the bar chart to provide year-to-date total returns through the calendar period ending 12/31/16;
-	Update the Average Annual Total Return Table to reflect calculations for the calendar period ending 12/31/16; and
-	Update the 7 day period yield as of 12/31/16.

Response: The Registrant confirms that it will update the required disclosure in its Rule 485(b) filing to be submitted on or about September 26.

Comment 6. Under the Prospectus section “Calculation of Net Asset Value”, the first sentence states that “The Fund attempts to stabilize the NAV of its Shares at $1.00 by valuing the portfolio securities using the amortized cost method.” In addition, the second paragraph states that “Shares of institutional money market funds in which the Fund invests will be valued at that fund’s NAV, which may be calculated using market value, rather than the amortized cost method. As a result, the value of the Fund’s investments in the underlying money market funds will fluctuate in accordance with the market value of that fund’s portfolio.” Please revise this disclosure to make it clearer whether the Fund’s NAV will be calculated using the amortized cost method, market value, or both.

Response: In response to the Staff’s comment, the Registrant has deleted the first paragraph of disclosure in each respective Fund’s “Calculation of Net Asset Value” section and replaced this disclosure with the following paragraph:

“The Fund attempts to stabilize the NAV of its Shares at $1.00 by valuing its portfolio using the amortized cost method. In addition, while most of the Fund’s securities are individually valued using the amortized cost method, shares of any institutional money market fund in which the Fund invests will be valued at that fund’s NAV, which may be calculated using market value, rather than the amortized cost method. As a result, the value of the Fund’s investments in any such underlying money market fund will fluctuate in accordance with the market value of that fund’s portfolio. For regulatory purposes, the Fund calculates a market-based (or shadow) NAV per Share on a periodic basis for purposes of confirming that its NAV continues to approximate fair value. The Fund cannot guarantee that its NAV will always remain at $1.00 per Share. The Fund does not charge a front-end sales load.”

Federated Capital Reserves Fund and Federated Prime Cash Obligations Fund– SAI

Comment 7. We note that the section “Determining Market Value of Securities,” does not reflect the disclosure provided in the Prospectus that “shares of institutional money market funds in which the Fund invests will be valued at that fund’s NAV, which may be calculated using market value, rather than the amortized cost method. As a result, the value of the Fund’s investments in the underlying money market funds will fluctuate in accordance with the market value of that fund’s portfolio.” Consider whether this disclosure should also be included in the SAI.

Response: In response to the Staff’s comment, the Registrant will make changes to the “Determining Market Value of Securities” sections of each Fund’s SAI to conform with the disclosure contained in the “Calculation of Net Asset Value” and as discussed above in the Registrant’s response to Comment 6.

Federated Prime Cash Obligations Fund Only – Prospectus

Comment 8. In regard to the Risk/Return Bar Chart for the Automated Shares, per instruction 3(b) to Item 4(b)(2), a new share class in a multiple class fund may provide annual total return information for other existing share classes for the first year a new share class is offered. Please revise to reflect the actual total return for the Automated Share class. Please address this comment with respect to any other new share class of the Fund that may now have a full year of performance.

Response: The Registrant will respond as requested.

Federated Prime Cash Obligations Fund Only – SAI

Comment 9. Under the section “Brokerage Transactions and Investment Allocation,” it appears that there is no amount listed for JPMorgan Chase. Please confirm the amount.

Response: The Registrant confirms that the amount in the chart for JPMorgan Chase should have been shown as $609,648,375.

If you have any questions on the enclosed material, please contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal